UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
Commission File Number 000-26630
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	June 30, 2008

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Orbit/FR, Inc.

Full Name of Registrant

Former Name if Applicable

506 Prudential Road

Address of Principal Executive Office (Street and Number)
Horsham, Pennsylvania 19044

City, State and Zip Code

PART II — RULE 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☑
	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
The Company is finalizing its quarterly report financial information and expects to file the Form 10-Q by August 19, 2008. It was unable to do so by the original filing date without undue effort or expense.
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification:

Relland Winand	(215)	674-5100
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Registrant Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Based on information available to management at this point in time, management believes that the Company’s revenue for the quarter ended June 30, 2008 will be approximately $1.9 million lower than for the comparable period in 2007. This decrease is due to reduced backlog. The Company’s revenue for the six month period ended June 30, 2008 will be approximately $2.4 million lower than the comparable period in 2007. Furthermore, based on information available to management at this point in time, management expects to report non-cash compensation charge related to the Company’s change of control on May 13, 2008.

The final version of this information will be included in the Company’ s Quarterly Report on Form 10-Q for such period, which will be filed with the Securities and Exchange Commission on or before August 19, 2008.

Orbit/FR, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date	August 15, 2008	By:	/s/ Relland Winand

Name: Relland Winand
Title: Chief Financial Officer